Exhibit 99.1

Recon Technology Reports Fiscal 2018 Second Quarter and First Six Months Financial Results

Highlighted by Sustained Growth of Revenue

BEIJING, February 9, 2018 /PRNewswire/ -- Recon Technology, Ltd. (NASDAQ: RCON), ("Recon" or the "Company"), a China-based independent solutions integrator in the oilfield service and environmental protection, electric power and coal chemical industries, today reported its financial results for the second quarter and first half of fiscal year 2018, which ended December 31, 2017.

Second Quarter FY2018 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the second quarter of FY2018 increased by 35.5% to RMB41.1 million ($6.3 million).
•	Gross profit for the second quarter of FY2018 was RMB4.0 million ($0.6 million).
•	Gross profit margin for the second quarter of FY2018 was 9.6%, which decreased by 28.4% compared to the second quarter of FY2017, largely due to a higher proportion of equipment sold at a lower price during the test-run period.
•	Net loss attributable to Recon for the second quarter of FY2018 was RMB10.2 million ($1.6 million), or RMB1.22 ($0.19) per basic and diluted share, compared to net loss attributable to Recon of RMB4.4 million, or RMB0.70 per basic and diluted share, for the same period of last fiscal year.
•	Non-GAAP net loss attributable to common shareholders excluding certain non-cash expenses was RMB3.1 million ($481,456), or RMB0.37($0.06) per basic and diluted share, for the second quarter of FY2018, compared to non-GAAP net income attributable to common shareholders of RMB3.3 million, RMB0.53 per basic share, or RMB0.48 per diluted share, for the same period of last fiscal year.

First Half of FY2018 Financial Highlights (all comparable to the prior year period):

•	Total revenues for the first six months of FY2018 increased by 39.7% to RMB53.2 million ($8.2 million).
•	Gross profit for the first six months of FY2018 was RMB6.0 million ($0.9 million). Gross profit margin for the first six months of FY2018 was 11.4%, which decreased by 21.7% compared to the first six months of FY2017.
•	Net loss attributable to Recon for the first six months of FY2018 was RMB17.0 million ($2.6 million), or RMB2.21 ($0.34) per basic and diluted share, compared to RMB9.8 million, or RMB1.62 per basic and diluted share, for the same period of last fiscal year.
•	Non-GAAP net loss attributable to common shareholders excluding certain non-cash expenses was RMB5.4 million ($0.8 million), or RMB0.70 ($0.11) per basic and diluted share, for the first six months of FY2018, compared to non-GAAP net loss attributable to common shareholders of RMB234,103, or RMB0.04 per basic and diluted share, for the same period of last fiscal year.

Management Commentary

Mr. Shenping Yin, Founder and CEO of Recon stated, “We’re pleased to see continued growth of our business and revenue generated accordingly in this quarter. As oil prices rebounded and the oil industry recovered from setbacks, our management made prudent decision to invest in manufacturing equipment and constructing wastewater, and oil sludge treatment plants. Our gross margin decreased significantly primarily due to increased sales of equipment with lower margin during the construction and test-run stage of our new plants. After this stage terminates in approximately 6 months to one year, we expect that our gross margin will increase when we plan to produce and sell our equipment with higher margin. Therefore, we believe our operation and profitability will be gradually improved in the coming months. We’re excited that many potential clients have shown strong interest in the furnaces we produce, and Qing Hai oilfield and Gan Su oilfield also express their urgent requirement of our wastewater and oily sewage capability. We also maintain constant fast expansion of business scope. Beyond the oilfield service industry, we expand our business to other domains, such as coal chemical and petroleum chemistry. We also invested in Future Gas Station (Beijing) Technology, Ltd. (“FGS”), a service company focusing on providing new technical application and data operation to gas stations of oil companies. With its DT Refuel mobile application, FGS provides solutions to gas stations to improve their operations and their customers' experience. Recon and FGS plan to jointly develop an integrated block chain-based mobile shopping system for use in gas stations. We believe all activities made during our second quarter of 2018 will bring long-term return benefit for Recon and all of its shareholders.”

Mr. Yin continued, “Looking to the coming year and beyond, management will focus on the following aspects: 1) for market and business, we will continue improving operation quality and disperse risks by pursuing high-quality business and sophisticated products; 2) for technology and products, we will also enhance cooperation with regional leading manufacturing companies, positively introduces advanced overseas technique and continuously integrate and upgrade current industrial equipment and solutions to establish leading position in various fields, and to maximize the added value of products and service; and 3) for internal control, we will always seek to improve our cash flow management to meet development requirements and minimize company risks.”

Recent Developments

On November 20, 2017, the Company entered into a securities purchase agreement with Yongquan Bi (“Mr. Bi”), pursuant to which Mr. Bi agreed to purchase an aggregate of 3 million unregistered restricted shares for $4.8 million, a per-share purchase price of $1.60. On January 19, 2018, the Company issued 3 million shares to Xinhaixin International Holdings Limited, Mr. Bi’s wholly owned company.

On December 15, 2017, the Company signed a subscription agreement with FGS. Pursuant to this agreement, Recon holds 8% equity interest of FGS. As of today, Recon has invested RMB 2 million in FGS as terms and conditions are achieved based on mutually-agreed payment schedule.

On January 22, 2018, the Company and certain institutional investors entered into a securities purchase agreement in connection with an offering, pursuant to which the Company agreed to sell an aggregate of 3,592,500 ordinary shares. The purchase price was $1.66 per ordinary share. The aggregate gross proceeds, before deducting fees to the Placement Agent and other estimated offering expenses payable by the Company, are approximately $6.0 million.

Results of Operations

The following unaudited condensed consolidated results of operations which include the Company’s wholly owned subsidiaries, their variable interest entities (“VIEs”) and VIEs’ subsidiaries. The VIEs are Nanjing Recon Technology Co. Ltd (“Nanjing Recon”) and Beijing BHD Petroleum Technology Co, Ltd (“BHD”). BHD owns 100% of the equity interest of Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), 51% of the equity interest of Gansu BHD Environmental Technology Ltd (“Gansu BHD”) and 55% of the equity interest of Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”).

By this current report on Form 6-K, Recon has provided selected results for the second quarter and first half of fiscal year 2018, with details on its first half financial results in this report.

The translation has been made at the rate of US$1.0: RMB6.51, the approximate exchange rate prevailing on December 31, 2017.

Selected Financial Highlights in RMB (in 000s, except number of shares and per share data)
	3 months ended December 31, 2016	3 months ended December 31, 2017	6 months ended December 31, 2016	6 months ended December 31, 2017
Sales	30,313	41,076	38,115	53,247
Cost of Revenues	18,796	37,122	25,506	47,199
Gross Profit	11,517	3,954	12,609	6,048
Gross Profit Margin	38.0%	9.6%	33.1%	11.4%

Loss from Operations	(3,810)	(10,638)	(9,294)	(17,506)

Net Loss Attributable to Recon Technology, Ltd	(4,352)	(10,242)	(9,813)	(16,987)
Non U.S. GAAP Net Income (Loss) attributable to common shareholders	3,260	(3,133)	(234)	(5,403)
Basic and Weighted Average Number of Diluted Common Shares Outstanding	6,176,444	8,428,918	6,067,089	7,673,960
Basic and Diluted Loss per Share	(0.70)	(1.22)	(1.62)	(2.21)
Non U.S. GAAP adjusted earnings (loss) per share
Basic	0.53	(0.37)	(0.04)	(0.70)
Diluted	0.48	(0.37)	(0.04)	(0.70)

3 MONTHS ENDED DECEMBER 31, 2017 UNAUDITED FINANCIAL RESULTS

Revenue

Total revenues for the three months ended December 31, 2017 increased by 35.5% to RMB 41.1 million ($6.3 million) compared to RMB 30.3 million in the past year period, largely due to increased sales of customized equipment and pressure vessels to new clients of chemical industry.

Cost and Margin

The Company’s gross profit decreased by 65.7% to RMB 4.0 million (or $0.6 million) for the three months ended December 31, 2017 from RMB11.5 million in the prior year period. Gross profit margin decreased to 9.6% from 38.0% in the prior year period. The significant decrease in gross margin was primarily due to increased sales of furnaces which usually generates lower gross margin. The management believes that our gross margin will increase after the construction and test-run stage of our new plants and equipment, when our equipment is expected to be sold at the normal price.

Net Loss

Loss from operations was RMB 10.6 million ($1.6 million) during the three months ended December 31, 2017, compared to RMB3.8 million in the prior year period. The increase in net loss is largely due to a decrease in gross profit and an increase in general and administrative expenses, partly offset by a decrease in research and development expenses and selling and distribution expenses.

Net loss attributable to Recon for the three months ended December 31, 2017 was RMB10.2 million ($1.6 million), or RMB1.22 ($0.19) per basic and diluted share based on 8.4 million basic and diluted shares outstanding, compared to RMB4.4 million, or RMB0.70 per basic and diluted share based on 6.2 million basic and diluted shares outstanding in the prior year period.

Non U.S. GAAP Net Loss

Non U.S. GAAP net loss attributable to common shareholders excluding certain non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense was RMB3.1 million ($481,456), or RMB0.37 ($0.06) per basic and diluted share, for the three months ended December 31, 2017, compared to adjusted net income attributable to common shareholders of RMB3.3 million, RMB0.53 per basic share, or RMB0.48 per diluted share, for the same period last fiscal year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

6 MONTHS ENDED DECEMBER 31, 2017 UNAUDITED FINANCIAL RESULTS

Revenue

	For the Six Months Ended
	December 31,
				Percentage
	2016	2017	Increase	Change
Hardware and software	¥38,042,938	¥53,064,176	¥15,021,238	39.5%
Service	72,170	182,551	110,381	152.9%
Total revenues	¥38,115,108	¥53,246,727	¥15,131,619	39.7%

Total revenues for the six months ended December 31, 2017 were approximately ¥53.2 million ($8.2 million), representing an increase of approximately ¥15.1 million or 39.7% from ¥38.1 million for the six months ended December 31, 2016. The overall increase in revenue was accomplished through Recon’s expansion of new clients and development of new business. See below for more details:

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Automation product and software	¥17,964,392	¥13,602,598	¥(4,361,794)	(24.3)%
Equipment and accessories	17,340,842	39,029,881	21,689,039	125.1%
Waste water treatment products	2,737,704	431,697	(2,306,007)	(84.2)%
Services	72,170	182,551	110,381	152.9%
Total revenue	¥38,115,108	¥53,246,727	¥15,131,619	39.7%

(1)

Revenue from automation product and software decreased by ¥4.4 million or 24.3%. Affected by less expenditure on surface projects of our clients for the last two years, requirement of automation related projects maintained at a lower level and fluxed. Revenue from this product line may fluctuate from time to time. Management is confident on further development on this business because it believes oil companies will continue to invest in automation products. In addition, during this period, management also expanded new market of automation business to coal chemical industry.

(2)	As shown above, the overall increase in revenue was primarily due to the increased equipment, including furnaces and related accessories.

(3)	Revenue from waste water treatment products decreased by ¥2.3 million or 84.2% as most of Recon’s wastewater treatment projects were not finished thus less revenue was recorded in the six months ended December 31, 2017.

(4)	Revenue from services for the six months ended December 31, 2016 and 2017 consisted mainly of maintenance services, which were provided upon request by customers. Revenue from services increased by ¥0.1 million or 152.9% mainly because maintenance requests outpaced the purchase of new equipment due to industry softness, and we believe margin level is reasonable.

Cost and Margin

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Total revenues	¥38,115,108	¥53,246,727	¥15,131,619	39.7%
Cost of revenues	25,505,506	47,198,605	21,693,099	85.1%
Gross profit	¥12,609,602	¥6,048,122	¥(6,561,480)	(52.0)%
Margin %	33.1%	11.4%	(21.7)%	-

Cost of Revenues. Recon’s cost of revenues increased from approximately ¥25.5 million for the six months ended December 31, 2016 to approximately ¥47.2 million ($7.3 million) for the same period in 2017, representing an increase of approximately ¥21.7 million ($3.3 million), or 85.1%. This increase was mainly caused by significant growth in revenue generated from equipment and accessories with lower gross profit margin.

Gross Profit. Recon’s gross profit decreased to approximately ¥6.0 million ($0.9 million) for the six months ended December 31, 2017 from approximately ¥12.6 million for the same period in 2016. Recon’s gross profit as a percentage of revenue decreased to 11.4% for the six months ended December 31, 2017 from 33.1% for the same period in 2016. This was mainly due to the increased equipment business with lower margin during this period, which led to the increase in cost of revenues in proportion to the increase in Recon’s revenue.

Operating Expenses

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Selling and distribution expenses	¥2,395,089	¥2,981,637	¥586,548	24.5%
% of revenue	6.3%	5.6%	(0.7)%	-
General and administrative expenses	15,244,707	18,672,141	3,427,434	22.5%
% of revenue	40.0%	35.1%	(4.9)%	-
Provision for (reversal of) doubtful accounts	(690,964)	80,539	771,503	(111.7)%
% of revenue	(1.8)%	0.2%	2.0%	-
Research and development expenses	4,954,802	1,819,720	(3,135,082)	(63.3)%
% of revenue	13.0%	3.4%	(9.6)%	-
Operating expenses	¥21,903,634	¥23,554,037	¥1,650,403	7.5%

Selling and Distribution Expenses. Selling and distribution expenses consist primarily of salaries and related expenditures of Recon’s sales and marketing organization, sales commissions, costs of Recon’s marketing programs including traveling expenses, advertising and trade shows, and rental expense, as well as shipping charges. Selling expenses increased by approximately ¥0.6 million (approximately $0.1 million) for the six months ended December 31, 2017 compared to the same period in 2016. This increase was primarily due to an increase in traveling expense and service fees, partly offset by a decrease in shipping charges, as we began working with qualified vendors located closer to our customers. Selling expenses were 5.6% of total revenues for the six months ended December 31, 2017 and 6.3% of total revenues in the same period of 2016.

General and Administrative Expenses. General and administrative expenses consist primarily of costs in human resources, facilities costs, depreciation expenses, professional advisor fees, audit fees, stock based compensation expense and other miscellaneous expenses incurred in connection with general operations. General and administrative expenses increased by 22.5% or ¥3.4 million (approximately $0.5 million), from approximately ¥15.2 million in the six months ended December 31, 2016 to approximately ¥18.7 million (approximately $2.9 million) in the same period of 2017. The increase in general and administrative expenses was mainly due to an increase in performance-based compensation, consulting fees, rent expenses and investor relationship expenses. General and administrative expenses accounted 35.1% of total revenues in the six months ended December 31, 2017 and 40.0% of total revenues in the same period of 2016. In December 2016, the Company’s board approved the grants of restricted stock to management plan based on performance targets for the coming three fiscal years from FY2017 to FY2019. During the six months period ended December 31, 2017, because of the grant of certain restricted stock to management as the target for the FY2017 achieved, compensation expenses increased ¥1.3 million.

Provision for doubtful accounts. Provision for doubtful accounts is the estimated amount of bad debt that will arise as a result of lower collectability from accounts receivables, other receivables and purchase advances. We reversed provision for doubtful accounts of ¥0.7 million for the six months ended December 31, 2016 and recorded a provision for doubtful accounts of ¥80,500 (approximately $12,377) for the same period in 2017. Management will continue to monitor and maintain the provision at a lower level.

Research and development (“R&D”) expenses. Research and development expenses consist primarily of salaries and related expenditures for Recon’s research and development projects. Research and development expenses decreased from approximately ¥5.0 million for the six months ended December 31, 2016 to approximately ¥1.8 million (approximately $0.3 million) for the same period of 2017. This decrease was primarily due to less research and development expense spent on design of chemical products used for waste water treatment and digital oilfield models and platform. The Company was focusing on transform of advanced R&D results into projects, which were undertaken by Gansu BHD and Qinghai BHD.

Net Loss

	For the Six Months Ended
	December 31,
			Increase /	Percentage
	2016	2017	(Decrease)	Change
Loss from operations	¥(9,294,032)	¥(17,505,915)	¥(8,211,883)	88.4%
Other income, net	(162,538)	(89,775)	72,763	(44.8)%

Loss before income taxes	(9,456,570)	(17,595,690)	(8,139,120)	86.1%
Income tax expenses (benefits)	(20,143)	9,282	29,425	(146.1)%

Net loss	(9,436,427)	(17,604,972)	(8,168,545)	86.6%

Less: Net income (loss) attributable to non-controlling interest	376,212	(618,162)	(994,374)	(264.3)%
Net loss attributable to Recon Technology, Ltd	¥(9,812,639)	¥(16,986,810)	¥(7,174,171)	73.1%

Loss from operations. Loss from operations was ¥17.5 million (approximately $2.7 million) for the six months ended December 31, 2017, compared to a loss of ¥9.3 million for the same period of 2016. This ¥8.2 million (approximately $1.3 million) increase in loss from operations was primary due to a decrease in gross profit, as well as an increase in general and administrative expenses and partly offset by a decrease in research and development expenses as discussed above.

Basic and diluted loss per share. Basic and diluted loss per share attributable to common shareholders was RMB2.21, as compared to RMB 1.62, for the six months ended December 31, 2016.

Non U.S. GAAP Net Loss

Non U.S. GAAP net loss attributable to common shareholders excluding certain non-cash expenses (non-GAAP) such as restricted shares issued for consulting services and non-cash stock compensation expense was RMB 5,402,955 ($830,281), or RMB 0.70 ($0.11) per diluted share, for the six months ended December 31, 2017, compared to non U.S. GAAP net loss attributable to common shareholders of RMB234,103, or RMB 0.04 per basic and diluted share, for the same period last fiscal year. Please see the note about non-GAAP measures and the reconciliation table at the end of this press release.

LIQUIDITY AND CAPITAL RESOURCES

Selected Balance Sheet Highlights in RMB Conversion US$1.0: RMB6.51 at December 31, 2017
			Percentage
	12/31/2017	6/30/2017	Change
Cash	8,270,939	3,809,279	117.13%
Total Current Assets	86,931,130	68,387,075	27.12%
Total Assets	98,422,335	71,155,045	38.32%
Working Capital	52,116,241	38,941,318	33.83%
Total Current Liabilities	34,814,889	29,445,757	18.23%
Total Stockholders’ Equity	44,767,252	33,244,445	34.66%
Total Liabilities and Stockholders' Equity	98,422,335	71,155,045	38.32%

Cash from Operating Activities. Net cash used in operating activities was ¥12.7 million (approximately $2.0 million) for the six months ended December 31, 2017. This represents an increase of ¥18.7 million (approximately $2.9 million) compared to net cash provided by operating activities of ¥6.0 million for the six months ended December 31, 2016. The increase in net cash used in operating activities for the six months ended December 31, 2017 was primarily attributable to the net loss available to the Company in the amount of ¥17.6 million (approximately $2.7 million), share based compensation of ¥3.6 million (approximately $0.5 million), restricted shares issued for management of ¥6.1 million (approximately $0.9 million) and restricted shares issued for services of ¥1.9 million (approximately $0.3 million), and an increase in trade accounts receivable and purchase advance, partly offset by an increase in trade accounts payable.

Cash from Investing Activities. Net cash used in investing activities was ¥7.4 million (approximately $1.1 million) for the six months ended December 31, 2017, representing an increase in cash used in investing activities of ¥7.2 million ($1.1 million) compared to the same period in 2016. This increase was due to an increase in the Company’s payments for a land use right of 50 years, payments for construction in progress and investment in unconsolidated entity.

Cash from Financing Activities. Net cash provided by financing activities amounted to ¥24.5 million (approximately $3.8 million) for the six months ended December 31, 2017, as compared to net cash used in financing activities of ¥2.5 million for the same period in 2016. During the six months ended December 31, 2017, we repaid ¥20.3 million (approximately $3.1 million) in short-term borrowings to related parties and repaid ¥3.0 million ($0.5 million) in short-term borrowings to one third-party, and we received ¥16.2 million (approximately $2.5 million) in short-term borrowings from related parties, received ¥4.6 million (approximately $0.7 million) in short-term borrowings from third-parties and received ¥10.0 million (approximately $1.5 million) in long-term borrowings from one related party. We also received ¥1.7 million (approximately $0.3 million) capital contribution by non-controlling shareholders. Moreover, this increase in net cash provided by financing activities was due to net proceeds from sale of common stock of ¥15.3 million (approximately $2.4 million) for the six months ended December 31, 2017.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Use of Non -GAAP Financial Measures

To supplement Recon’s unaudited condensed consolidated financial information presented in accordance with U.S. generally accepted accounting principles ("GAAP"), Recon uses the following non-GAAP financial measures: certain non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense, basic and diluted earnings (losses) per common share excludes non-cash expenses such as restricted shares issued for consulting services and non-cash stock compensation expense.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Recon believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding non-cash items, which may not be indicative of its operating performance.

About Recon Technology, Ltd. (NASDAQ: RCON)

Recon Technology, Ltd. is China's first listed non-state owned oil and gas field service company on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (NYSE: SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit us at www.recon.cn.

Currency Conversion

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.51 to US$ 1.00, the noon buying rate as of December 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board. Prior period numbers have been recast into the new reporting currency.

Safe Harbor

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product and service demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulation, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the company, are expressly qualified by the cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, the company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact

Liu Jia

Recon Technology, Ltd.

+86 (10) 84945799

info@recon.cn

RECON TECHNOLOGY, LTD

CONDENSED BALANCE SHEETS

(UNAUDITED)

	As of June 30,	As of December 31	As of December 31
	2017	2017	2017
ASSETS	RMB	RMB	U.S. Dollars
Current assets
Cash	¥3,809,279	¥8,270,939	$1,271,007
Notes receivable	6,112,960	5,794,010	890,374
Trade accounts receivable, net	39,425,911	43,608,209	6,701,337
Inventories, net	2,627,974	3,455,731	531,047
Other receivables, net	4,106,510	5,296,936	813,988
Purchase advances, net	11,476,000	19,102,638	2,935,530
Prepaid expenses	828,441	1,402,667	215,551
Total current assets	68,387,075	86,931,130	13,358,834

Property and equipment, net	2,767,970	2,571,963	395,237
Construction in progress	-	5,610,165	862,122
Land use right, net	-	1,309,077	201,168
Investment in unconsolidated entity	-	2,000,000	307,343
Total Assets	¥71,155,045	¥98,422,335	$15,124,704

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Short-term bank loan	¥-	¥45,000	$6,915
Trade accounts payable	8,352,870	15,143,463	2,327,118
Other payables	3,351,900	3,745,152	575,523
Other payable- related parties	3,314,019	4,172,214	641,150
Deferred revenue	1,259,725	1,041,840	160,101
Accrued payroll and employees' welfare	2,014,514	368,627	56,647
Taxes payable	684,721	1,564,319	240,391
Short-term borrowings	300,000	1,900,000	291,976
Short-term borrowings - related parties	10,168,008	6,113,352	939,448
Long-term borroings - related party - current portion	-	720,922	110,785
Total Current Liabilities	29,445,757	34,814,889	5,350,054

Long-term borrowings - related party	-	9,293,513	1,428,148
Total Liabilities	29,445,757	44,108,402	6,778,202

Commitments and Contingencies

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 11,687,849 shares and 9,902,914 shares issued and outstanding as of December 31, 2017 and June 30, 2017, respectively)	1,261,288	1,481,965	227,736
Stock subscription receivable	-	(15,562,334)	(2,391,487)
Additional paid-in capital	123,436,043	167,215,049	25,696,183
Statutory reserve	4,148,929	4,148,929	637,572
Accumulated deficit	(95,352,659)	(112,339,469)	(17,263,371)
Accumulated other comprehensive loss	(249,156)	(176,888)	(27,183)
Total stockholders’ equity	33,244,445	44,767,252	6,879,450
Non-controlling interests	8,464,843	9,546,681	1,467,052
Total equity	41,709,288	54,313,933	8,346,502
Total Liabilities and Equity	¥71,155,045	¥98,422,335	$15,124,704

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended			For the three months ended
	December 31,			December 31,
	2016	2017	2017	2016	2017	2017
	RMB	RMB	USD	RMB	RMB	USD

Revenues
Hardware and software	¥38,042,938	¥53,064,176	$8,154,450	¥30,240,835	¥40,893,562	$6,284,174
Service	72,170	182,551	28,053	72,170	182,551	28,053
Total revenues	38,115,108	53,246,727	8,182,503	30,313,005	41,076,113	6,312,227

Cost of revenues
Hardware and software	25,505,506	47,198,605	7,253,080	18,795,728	37,121,560	5,704,525
Total cost of revenues	25,505,506	47,198,605	7,253,080	18,795,728	37,121,560	5,704,525
Gross profit	12,609,602	6,048,122	929,423	11,517,277	3,954,553	607,702

Selling and distribution expenses	2,395,089	2,981,637	458,193	1,344,948	1,895,437	291,275
General and administrative expenses	15,244,707	18,672,141	2,869,375	10,345,379	11,649,361	1,790,174
Provision for (net recovery of) doubtful accounts	(690,964)	80,539	12,377	(698,990)	(217,032)	(33,352)
Research and development expenses	4,954,802	1,819,720	279,639	4,336,128	1,264,938	194,385
Operating expenses	21,903,634	23,554,037	3,619,584	15,327,465	14,592,704	2,242,482

Loss from operations	(9,294,032)	(17,505,915)	(2,690,161)	(3,810,188)	(10,638,151)	(1,634,780)

Other income (expenses)
Subsidy income	7,807	212,005	32,579	-	-	-
Interest income	48,978	6,299	968	21,084	4,295	660
Interest expense	(285,862)	(284,060)	(43,652)	(153,372)	(154,852)	(23,796)
Income (loss) from foreign currency exchange	3,015	(2,671)	(410)	2,627	(1,513)	(233)
Other income (expense)	63,524	(21,348)	(3,281)	(35,994)	(11,791)	(1,812)
Other expense, net	(162,538)	(89,775)	(13,796)	(165,655)	(163,861)	(25,181)
Loss before income tax	(9,456,570)	(17,595,690)	(2,703,957)	(3,975,843)	(10,802,012)	(1,659,961)
Income tax expenses (benefits)	(20,143)	9,282	1,426	-	-	-
Net loss	(9,436,427)	(17,604,972)	(2,705,383)	(3,975,843)	(10,802,012)	(1,659,961)

Less: Net income (loss) attributable to non-controlling interests	376,212	(618,162)	(94,994)	376,212	(560,053)	(86,064)
Net loss attributable to Recon Technology, Ltd	¥(9,812,639)	¥(16,986,810)	$(2,610,389)	¥(4,352,055)	¥(10,241,959)	$(1,573,897)

Comprehensive loss
Net loss	(9,436,427)	(17,604,972)	(2,705,383)	(3,975,843)	(10,802,012)	(1,659,961)
Foreign currency translation adjustment	(74,152)	72,268	11,106	(66,550)	16,728	2,571
Comprehensive loss	(9,510,579)	(17,532,704)	(2,694,277)	(4,042,393)	(10,785,284)	(1,657,390)
Less: Comprehensive income (loss) attributable to non-controlling interests	376,212	(618,162)	(94,994)	376,212	(560,053)	(86,064)
Comprehensive loss attributable to Recon Technology, Ltd	¥(9,886,791)	¥(16,914,542)	$(2,599,283)	¥(4,418,605)	¥(10,225,231)	$(1,571,326)

Loss per common share - basic and diluted	¥(1.62)	¥(2.21)	$(0.34)	¥(0.70)	¥(1.22)	$(0.19)
Weighted - average shares -basic and diluted	6,067,089	7,673,960	7,673,960	6,176,444	8,428,918	8,428,918

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2016	2017	2017
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(9,436,427)	¥(17,604,972)	$(2,705,383)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	418,051	481,782	74,036
Gain from disposal of equipment	(35,919)	(21,470)	(3,299)
Provision for (net recovery of) doubtful accounts	(690,964)	80,539	12,377
Reversal of slow moving inventories	-	(68,384)	(10,509)
Share based compensation	4,072,141	3,550,685	545,639
Restricted shares issued for management	4,742,008	6,083,148	934,806
Restricted shares issued for services	764,387	1,937,867	297,795
Changes in operating assets and liabilities:
Notes receivable	(508,240)	318,950	49,014
Trade accounts receivable, net	(14,337,641)	(4,506,281)	(692,487)
Inventories, net	3,328,445	(759,373)	(116,694)
Other receivable, net	10,556,718	(1,102,598)	(169,438)
Purchase advance, net	(2,474,456)	(7,471,023)	(1,148,083)
Prepaid expense	56,393	(574,226)	(88,242)
Trade accounts payable	6,900,082	4,078,075	626,684
Other payables	(131,501)	393,252	60,432
Other payables-related parties	83,581	858,195	131,880
Deferred revenue	(1,311)	(217,885)	(33,483)
Accrued payroll and employees' welfare	721,266	(11,224)	(1,725)
Taxes payable	1,927,929	1,819,793	279,650
Net cash provided by (used in) operating activities	5,954,542	(12,735,150)	(1,957,030)

Cash flows from investing activities:
Investment in unconsolidated entity	-	(2,000,000)	(307,343)
Purchases of property and equipment	(217,884)	(278,432)	(42,787)
Proceeds from disposal of equipment	51,900	32,000	4,917
Payments for land use right	-	(1,322,300)	(203,200)
Payments for construction in progress	-	(3,837,842)	(589,767)
Net cash used in investing activities	(165,984)	(7,406,574)	(1,138,180)

Cash flows from financing activities:
Proceeds from short-term bank loans	-	45,000	6,915
Proceeds from short-term borrowings	-	4,600,000	706,889
Repayment of short-term borrowings	(530,000)	(3,000,000)	(461,014)
Proceeds from short-term borrowings-related parties	7,758,318	16,188,318	2,487,683
Repayments of short-term borrowings-related parties	(9,716,301)	(20,256,326)	(3,112,819)
Proceeds from long-term borrowings-related party	-	10,000,000	1,536,715
Repayments of long-term borrowings-related party	-	(51,969)	(7,986)
Proceeds from sale of common stock, net of issuance costs	-	15,310,741	2,352,824
Capital contribution by noncontrolling shareholders	-	1,700,000	261,241
Net cash provided by (used in) financing activities	(2,487,983)	24,535,764	3,770,448

Effect of exchange rate fluctuation on cash	(60,267)	67,620	10,391

Net increase in cash	3,240,308	4,461,660	685,629
Cash at beginning of period	1,817,620	3,809,279	585,377
Cash at end of period	¥5,057,928	¥8,270,939	$1,271,006

Supplemental cash flow information
Cash paid during the period for interest	¥306,530	¥294,998	$45,333
Cash paid during the period for taxes	¥(20,143)	¥9,282	$1,426

Non-cash investing and financing activities
Issuance of common stock to prepay professional services	¥764,387	¥1,937,867	$297,795
Non-cash transaction for accumulated salary - to equity exchange	¥-	¥1,554,908	$238,945
Payable for Construction in Progress	¥-	¥2,712,518	$416,837

Reconciliation of Non-GAAP Financial Measures

	For the three months ended
	December 31,
	2016	2017	2017
	RMB	RMB	USD
Reconciliation of Net loss attributable to common shareholders to Adjusted Net loss attributable to common shareholders
Net loss attributable to common shareholders	¥(4,352,055)	¥(10,241,959)	$(1,573,897)
Special items (A):
Restricted shares issued for services	764,387	892,495	137,151
Reversal of doubtful accounts	-	(217,032)	(33,352)
Reversal of slow moving inventories	-	(232,689)	(35,758)
Stock compensation expense	6,847,479	1,981,513	304,502
Restricted shares issued for management	-	4,684,656	719,898
Adjusted net income (loss) attributable to common shareholders	¥3,259,811	¥(3,133,016)	$(481,456)

Reconciliation of U.S. GAAP Earnings (Loss) Per Share
to Non U.S. GAAP Adjusted Earnings (Loss) Per Share
U.S. GAAP loss per share
Basic and diluted	¥(0.70)	¥(1.22)	$(0.19)
Impact of special items on earnings per share
Basic	1.23	0.85	0.13
Diluted	1.19	0.84	0.13
Non U.S. GAAP adjusted earnings (loss) per share
Basic	¥0.53	¥(0.37)	$(0.06)
Diluted	0.48	(0.37)	(0.06)
Weighted - average shares -basic	6,176,444	8,428,918	8,428,918
Weighted - average shares -diluted	6,766,481	8,428,918	8,428,918

	For the six months ended
	December 31,
	2016	2017	2017
	RMB	RMB	USD
Reconciliation of Net loss attributable to common shareholders to Adjusted Net loss attributable to common shareholders
Net loss attributable to common shareholders	¥(9,812,639)	¥(16,986,810)	$(2,610,389)
Special items (A):
Restricted shares issued for services	764,387	1,937,867	297,795
Provision for doubtful accounts	-	80,539	12,377
Provision for slow moving inventories	-	(68,384)	(10,509)
Stock compensation expense	8,814,149	3,550,685	545,639
Restricted shares issued for management	-	6,083,148	934,806
Adjusted net loss attributable to common shareholders	¥(234,103)	¥(5,402,955)	$(830,281)

Reconciliation of U.S. GAAP Loss Per Share
to Non U.S. GAAP Adjusted Loss Per Share
U.S. GAAP loss per share
Basic and diluted	¥(1.62)	¥(2.21)	$(0.34)
Impact of special items on earnings per share
Basic and diluted	1.58	1.51	0.23
Non U.S. GAAP adjusted loss per share
Basic and diluted	¥(0.04)	¥(0.70)	$(0.11)
Weighted - average shares – basic and diluted	6,067,089	7,673,960	7,673,960

(A): Please refer to Use of Non-GAAP Financial Measures for more explanation.